Exhibit 2.4
Final Execution Copy
STOCK PURCHASE AGREEMENT
among
RESOLUTE HOLDINGS, LLC
(“Purchaser”),
PRIMARY NATURAL RESOURCES HOLDINGS, LLC
(“Seller”)
and
PRIMARY NATURAL RESOURCES, INC.
(the “Company”)
JUNE 24, 2008

i

ii

Page
ARTICLE 8 MISCELLANEOUS	42

8.1 Non-Survival of Representations and Warranties	42
8.2 Amendment	43
8.3 Notices	43
8.4 Counterparts	44
8.5 Severability	44
8.6 Entire Agreement; No Third Party Beneficiaries	44
8.7 Applicable Law	44
8.8 No Remedy in Certain Circumstances	44
8.9 Assignment	45
8.10 Waivers	45
8.11 Purchaser Confidentiality Agreement	45
8.12 Incorporation	45
8.13 Cooperation After Closing	45
8.14 Mutual Release	45
8.15 Fair Construction	46

SCHEDULES

Disclosure Schedule
Schedule 1.1 - Ownership Interests (including Allocated Values)
Schedule 2.3 - Excluded Assets

EXHIBITS

A — Form of Confidentiality Agreement
B — Form of Mutual Release — Individual
C — Form of Mutual Release — NGP

iii

STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (this “Agreement”) is made and entered into as of June 24, 2008, by and among Resolute Holdings, LLC, a Delaware limited liability company (“Purchaser”); Primary Natural Resources Holdings, LLC, a Delaware limited liability company (“Seller”); and Primary Natural Resources, Inc., a Delaware corporation (the “Company”).
Recitals
     A. Purchaser desires to buy and Seller desires to sell all of the issued and outstanding capital stock of the Company, upon the terms and subject to the conditions set forth in this Agreement.
     B. Purchaser and Seller desire to make certain representations, warranties, covenants and agreements in connection with such purchase and sale of stock provided for in this Agreement and also to prescribe various conditions to such purchase and sale of stock.
     C. The Company desires to join in the execution of this Agreement for the purpose of evidencing consent to the consummation of the foregoing transaction and for the purpose of making certain representations and warranties to and covenants and agreements with Purchaser.
     IN CONSIDERATION of the recitals and the mutual covenants and agreements set forth in this Agreement, Purchaser, Seller and the Company (the “Parties”) hereby agree as follows:
ARTICLE 1
DEFINITIONS
     1.1 Defined Terms. As used in this Agreement, each of the following terms has the meaning given in this Section 1.1 or in the Sections referred to below:
     “Accountant” means Ernst & Young.
     “Advisory Services Agreement” means the Advisory Services, Reimbursement and Indemnification Agreement, effective as of January 23, 2004, between the Company and NGP.
     “Affiliate” means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with such Person.
     “Agreement” means this Stock Purchase Agreement, as amended, supplemented or modified from time to time.
     “Allocated Values” means the allocation of values for all of the assets of the Company shown on Schedule 1.1.

     “Bank Credit Agreement” means collectively, (a) the Amended and Restated First Lien Revolving Credit Agreement, dated as of June 6, 2006, among the Company, as borrower, Bank of America, as administrative agent, and the financial institution(s) party thereto (as amended and supplemented as of the date hereof), and (b) the Second Lien Term Loan Credit Agreement, dated as of June 6, 2006, among the Company, as borrower, Bank of America, as administrative agent, and the financial institution(s) party thereto (as amended and supplemented as of the date hereof).
     “Base Purchase Price” has the meaning set forth in Section 2.2.
     “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any successor statutes and any regulations promulgated thereunder.
     “CERCLIS” means the Comprehensive Environmental Response, Compensation and Liability Information System List.
     “Closing” means the closing and consummation of the transactions contemplated by this Agreement.
     “Closing Adjustments” means the amount determined as of the Closing Date, as follows: (a) the aggregate amount of fees and expenses paid or payable by the Company to Conner & Winters, LLP, any other legal counsel, Tristone Capital, or any other Third Party in connection with the transactions contemplated by this Agreement or the proposed sale of the Company in general, including preparation of 2006 and 2007 Tax Returns (to the extent not otherwise reflected in other adjustments to the Base Purchase Price), plus (b) the fees and expenses of bank legal counsel in connection with the payment in full of the outstanding principal, interest, fees and expenses due on loans outstanding under the Bank Credit Agreement in connection with the Closing, minus (c) the amount of the Company’s refund on its 2007 income tax returns (including any amount thereof applied toward future income tax liabilities of the Company).
     “Closing Date” means August 1, 2008, provided, however, that upon reasonable notice to Seller, Purchaser may postpone the Closing Date to such later date on or before September 1, 2008 (convenient to Seller) as is reasonably necessary to satisfy any conditions of Purchaser’s lenders concerning the title to the Oil and Gas Properties.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company” has the meaning set forth in the introductory paragraph to this Agreement.
     “Company Certificate” means a certificate representing shares of Company Common Stock.
     “Company Common Stock” means the common stock, par value of $ 1.00 per share, of the Company.
     “Company Employee Benefit Plans” has the meaning set forth in Section 3.2.13.

     “Company Financial Statements” means the audited financial statements of the Company (including the related notes) as of December 31, 2005, December 31, 2006, and December 31, 2007, and for the three annual periods then ended and the unaudited financial statements of the Company as of March 31, 2008, and for the three-month period then ended.
     “Company Permits” has the meaning set forth in Section 3.2.16.
     “Company Representative” means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors) or other representative of the Company.
     “Confidentiality and Noncompete Agreements” means the Confidentiality and Noncompete Agreements, dated January 23, 2004, among Seller, the Company and each of G.R. Talley, David House, and Lanny Woods.
     “Debt” means, for any Person, without duplication: (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all indebtedness of such Person on which interest charges are customarily paid or accrued, (d) all Guarantees of such Person, (e) the unfunded or unreimbursed portion of all letters of credit issued for the account of such Person, (f) the present value of all obligations in respect of leases that are or under GAAP should be capitalized on the books and records of such Person, (g) any obligation of such Person representing the deferred purchase price of property or services purchased by such Person other than trade payables incurred in the ordinary course of business and which are not more than 90 days past invoice date, (h) any indebtedness, liability or obligation secured by a Lien on the assets of such Person whether or not such indebtedness, liability or obligation is otherwise non-recourse to such Person, (i) liabilities with respect to payments received in consideration of oil, gas or other minerals yet to be acquired or produced at the time of payment (including obligations under “take-or-pay” contracts to deliver gas in return for payments already received and the undischarged balance of any production payment created by such Person or for the creation of which such Person directly or indirectly received payment, and (j) all liability of such Person as a general partner or joint venturer for obligations of the nature described in (a) through (i) preceding.
     “Defensible Title” means such right, title and interest that is (a) with respect to Ownership Interests of any lease, unit or well, evidenced by an instrument or instruments filed of record in accordance with the conveyance and recording laws of the applicable jurisdiction to the extent necessary to give the Company and Purchaser, through its ownership of the Shares after the Closing, the right to enjoy the benefits of possession of the Ownership Interests reflected on Schedule 1.1, based on the title to the Ownership Interest as it exists on the date of this Agreement (free and clear of all royalties, overriding royalties, net profits interests or other burdens on or measured by production of oil and gas) throughout the duration of the productive life of the relevant lease, unit or well; (b) subject to Permitted Encumbrances, free and clear of all Liens, claims, infringements, and other burdens; and (c) obligates the Company to bear a percentage of the costs and expenses of the maintenance and development of, and operations relating to the specific Ownership Interest that is not greater than the interest set forth on Schedule 1.1, based on the title to the Ownership Interest as it exists on the date of this Agreement, without increase throughout the productive life of such Ownership Interest.
     “Diligence Period” means the time period beginning on the date hereof and ending at 5 p.m. mountain time on June 27, 2008; provided that, solely with respect to the termination right set forth in Section 7.1(e)(ii)(x), the Diligence Period will not end sooner than the fifth calendar day following Purchaser’s receipt of Grant Thornton LLP’s draft of the Company’s 2007 federal income Tax return that the Company is prepared to file.
     “Disclosure Schedule” means the Disclosure Schedule attached hereto and any documents listed on such Disclosure Schedule and expressly incorporated therein by reference.
     “Employee Confidentiality Agreement” means an agreement substantially in the form attached hereto as Exhibit A.
     “Environmental Defect” has the meaning set forth in Section 5.13(a).
     “Environmental Law” means any law, common law, ordinance, regulation or policy of any Governmental Authority, as well as any order, decree, permit, judgment or injunction issued, promulgated, approved, or entered thereunder, relating to the environment, health and safety, Hazardous Material (including the use, handling, transportation, production, disposal, discharge or storage thereof), industrial hygiene, the environmental conditions on, under, or about any real property owned, leased or operated at any time by the Company, including soil, groundwater, and indoor and ambient air conditions or the reporting or remediation of environmental contamination. Environmental Laws include the Clean Air Act, as amended, the Federal Water Pollution Control Act, as amended, the Rivers and Harbors Act of 1899, as amended, the Safe Drinking Water Act, as amended, CERCLA, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended (“RCRA”), the Hazardous and Solid Waste Amendments Act of 1984, as amended, the Toxic Substances Control Act, as amended, the Occupational Safety and Health Act, as amended, the Hazardous Materials Transportation Act, as amended, and any other federal, state and local law whose purpose is to conserve or protect human health, the environment, wildlife or natural resources.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time and the regulations promulgated thereunder.
     “Escrow Agent” means Bank of Oklahoma, N.A.
     “Excluded Assets” has the meaning set forth in Section 2.3.
     “GAAP” means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).
     “Governmental Authority” means any national, state, county or municipal government, domestic or foreign, any agency, board, bureau, commission, court, department or other instrumentality of any such government.

     “Guaranty” by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation (whether arising by virtue of partnership arrangements, by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions, by “comfort letter” or other similar undertaking of support of otherwise); or (b) entered into for the purpose of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guaranty” shall not include endorsements for collection or deposit in the ordinary course of business. For purposes of this Agreement, the amount of any Guaranty shall be the maximum amount that the guarantor could be legally required to pay under such Guaranty.
     “Hazardous Material” means (a) any “hazardous substance,” as defined by CERCLA; (b) any “hazardous waste” or “solid waste,” in either case as defined by the RCRA, as amended; (c) any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any Environmental Law; (d) any asbestos-containing materials in any form or condition; (e) any polychlorinated biphenyls in any form or condition; (f) petroleum, petroleum Hydrocarbons, or any fraction or byproducts thereof; or (g) any air pollutant which is so designated by the U.S. Environmental Protection Agency as authorized by the Clean Air Act.
     “Hedging Transaction” means any transaction involving a Product Hedging Contract.
     “Hydrocarbons” means oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.
     “Indemnified Parties” has the meaning set forth in Section 5.9.
     “Investment” in any Person means any investment, whether by means of securities purchase (whether by direct purchase from such Person or from an existing holder of securities of such Person), loan, advance, extension of credit, capital contribution or otherwise, in or to such Person, the Guaranty of any Debt or other obligation of such Person, or the subordination of any claim against such Person to other Debt or other obligation of such Person; provided, however, that “Investments” shall not include advances made to employees of such Person for reasonable travel, entertainment and similar expenses incurred in the ordinary course of business.
     “Letter of Credit” has the meaning set forth in Section 2.2.
     “Lien” means any lien, mortgage, security interest, pledge, deposit, restriction, burden, encumbrance, rights of a vendor under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto, but does not include any production payment obligation.
     “Material Adverse Effect” means (a) when used with respect to the Company, a result or consequence that would materially adversely affect the condition (financial or otherwise), results of operations or business of the Company or the aggregate value of the assets of the Company, taken as a whole, would materially impair the ability of the Company to own, hold, develop and operate its assets, or would impair the Company’s ability to perform its obligations hereunder or consummate the transactions contemplated hereby or prevent or materially delay the performance of this Agreement; (b) when used with respect to Purchaser, a result or consequence that would materially adversely affect its ability to perform its obligations hereunder or consummate the transactions contemplated hereby or prevent or materially delay the performance of this Agreement; provided, however, the term Material Adverse Effect shall exclude any effect resulting from or related to changes or developments involving (i) general conditions applicable to the economy of the United States or the State of Wyoming, (ii) conditions affecting the oil and gas industry generally or in the State of Wyoming, (iii) conditions or effects resulting from the announcement of the existence of this Agreement, in each case taken as a whole, or (iv) conditions relating to commodity prices.
     “Material Agreement” means any written or oral agreement, contract, commitment, or understanding to which a Person is a party, by which such Person is directly or indirectly bound, or to which any assets of such Person may be subject (other than oil, gas and mineral leases, oil and gas leases and joint operating agreements), that:
     (a) involves consideration with a total value in excess of $100,000: (i) which is not cancelable by such Person upon notice of 30 days or less without liability for further payment other than nominal penalty, (ii) pursuant to which such Person acquires any material portion of the raw materials, supplies or services used or consumed by such Person in the operation of its business (unless such raw materials, supplies or services are readily available to such Person from other sources on comparable terms), or (iii) pursuant to which such Person derives any material part of its revenues;
     (b) is a contract for the sale, purchase, processing or transportation of, or creates a purchase option, right of first refusal or call on, any oil, gas or other Hydrocarbons produced from or attributable to the Company’s Oil and Gas Interests, except those sales, purchase, processing or transportation agreements which can be terminated by the Company and its assigns upon not more than 31 days notice without penalty or detriment to the Company and its assigns;
     (c) creates any area of mutual interest or an obligation not to compete with respect to the acquisition by the Company or its assigns of any interest in any oil, gas or other Hydrocarbons, lands or assets; or
     (d) unitization agreement, pooling agreement, farmout agreement, farmin agreement, participation agreement, joint venture agreement, partnership agreement or similar agreement.
     “Membership Interests” has the meaning set forth in Section 2.2.
     “Mutual Release — Individual” means a release substantially in the form attached hereto as Exhibit B.
     “Mutual Release — NGP” means a release substantially in the form attached hereto as Exhibit C.

     “NGP” means Natural Gas Partners VII, L.P., a Delaware limited partnership.
     “Oil and Gas Interest(s)” means (a) direct and indirect interests in and rights with respect to oil, gas, mineral and related properties and assets of any kind and nature, direct or indirect, including working, royalty and overriding royalty interests, production payments, operating rights, net profits interests, carried interests other non-working interests and non-operating interests; (b) interests in and rights with respect to Hydrocarbons and other minerals or revenues therefrom and contracts in connection therewith and claims and rights thereto (including oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements and, in each case, interests thereunder), surface interests, fee interests, servitudes, reversionary interests, reservations and concessions; (c) easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and (d) interests in equipment and machinery (including well equipment and machinery), oil and gas production, gathering, transmission, compression, treating, processing and storage facilities (including tanks, tank batteries, pipelines and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, salt water disposal wells and related equipment, refineries and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. References in this Agreement to the “Oil and Gas Interests of the Company” or “Company’s Oil and Gas Interests” mean the collective Oil and Gas Interests of the Company.
     “Operating Agreement” means the operating agreement of Resolute Holdings, LLC, by and among its members.
     “Ownership Interests” means the ownership interests of the Company in its assets, as set forth on Schedule 1.1.
     “Payout Balances” has the meaning set forth in Section 3.2.25.
     “Permitted Encumbrances” means (a) Liens for Taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due and delinquent or (if foreclosure, distraint sale or other similar proceedings shall not have been commenced or, if commenced, shall have been stayed) are being contested in good faith by appropriate proceedings, which contested proceedings are set forth in the Disclosure Schedule; (b) Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of law in the ordinary course of business or by a written agreement existing as of the date hereof and necessary or incident to the exploration, development, operation and maintenance of Hydrocarbon properties and related facilities and assets for sums not yet due or being contested in good faith by appropriate proceedings, which proceedings are set forth in the Disclosure Schedule; (c) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation (other than ERISA) which would not, individually or in the aggregate, result in a Material Adverse Effect on the Company; (d) Liens incurred in the ordinary course of business to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance and repayment bonds and other obligations of a like nature; (e) Liens, easements, rights-of-way, restrictions, servitudes, permits, conditions, covenants, exceptions, reservations and other similar encumbrances incurred in the ordinary course of business or existing on property not materially impairing the value of any asset of the Company, or interfering with the operation of such asset, or rights to any of the Company’s assets; (f) Liens created or arising by operation of law to secure a Party’s obligations as a purchaser of oil and gas; (g) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities to the extent customarily obtained subsequent to closing; (h) farmout, carried working interest, joint operating, unitization, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, Hydrocarbon properties entered into in the ordinary course of business and not in violation of Section 5.1 and set forth on the Disclosure Schedule, provided, that the effect thereof on the working and net revenue interest of the Company has been properly reflected in the Ownership Interests; (i) preferential rights to purchase and Third-Party Consents (to the extent not triggered by the consummation of the transaction contemplated by this Agreement and are set forth in the Disclosure Schedule); (j) the terms and provisions of leases and other documents and instruments affecting title disclosed to Purchaser on the Disclosure Schedule; (k) valid, subsisting and applicable laws, rules and orders of any Governmental Authorities; and (l) Liens described in the Disclosure Schedule.
     “Person” (whether or not capitalized) means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, limited liability partnership, trust, bank, trust company, land trust, business trust or other entity or organization, whether or not a Governmental Authority.
     “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.
     “Product Hedging Contract” means any agreement providing for options, swaps, floors, caps, collars, forward sales or forward purchases involving commodities or commodity prices, or indexes based on any of the foregoing and any other similar agreement or arrangement.
     “Purchase Price” has the meaning set forth in Section 2.2.
     “Purchaser” has the meaning set forth in the introductory paragraph of this Agreement.
     “Purchaser Confidential Information” means any information concerning the businesses and affairs of Purchaser and its subsidiaries that is not already generally available to the public.
     Purchaser Confidentiality Agreement” means the letter agreement dated March 12, 2008, between Purchaser and the Company relating to the Company’s furnishing of information to Purchaser in connection with Purchaser’s evaluation of the possibility of acquiring the Company.
     “Purchaser Representative” means any director, officer, manager, employee, agent, advisor (including legal, accounting and financial advisors), Affiliate or other representative of Purchaser or its subsidiaries.
     “Responsible Officer” means, with respect to any (a) corporation or other entity having officers, the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or any Vice President of such corporation or entity, or (b) limited liability company, any manager.

     “Securities Act” means the Securities Act of 1933, as amended.
     “Seller” has the meaning set forth in the introductory paragraph of this Agreement.
     “Shares” has the meaning set forth in Section 2.1.
     “Subscription Agreement” means the Subscription and Contribution Agreement, dated as of January 23, 2004, by and among the Company, Seller, NGP, and certain employees and investors.
     “Tax Returns” has the meaning set forth in Section 3.2.15.
     “Taxes” means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, federal royalty, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers’ compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed or payable to the United States or any state, local or foreign governmental subdivision or agency thereof, and in each instance such term shall include any interest, penalties or additions to tax attributable to any such Tax, including penalties for the failure to file any Tax Return or report.
     “Third-Party” means any Person other than the Company, Purchaser or Seller.
     “Third-Party Consent” means the consent or approval of any Third Party.
     “Title Defect” has the meaning set forth in Section 5.13(a).
     “Voting Agreement” means the Voting and Members Agreement, dated as of January 23, 2004, by and among the Company, Seller, NGP, and certain employees and investors.
     1.2 References and Titles. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word “or” is not exclusive, and the word “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

     As used in the representations and warranties contained in this Agreement, the phrase “to the knowledge” of the representing Party shall mean that Responsible Officers of such representing Party, individually or collectively, either (a) know that the matter being represented and warranted is true and accurate or (b) have no reason to believe that the matter being represented and warranted is not true and accurate; provided, however, in the case of Seller and the Company, G.R. Talley, David House, and Lanny Woods shall be deemed to be Responsible Officers of Seller and the Company for this purpose.
ARTICLE 2
PURCHASE AND SALE
     2.1 Agreement to Purchase and Sell. At the Closing, Seller shall sell, transfer, convey, assign, and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of the issued and outstanding shares of Company Common Stock (the “Shares”) upon the terms and subject to the conditions set forth in this Agreement. Seller shall at Closing deliver to Purchaser Company Certificates for all of the Shares, free and clear of all Liens, claims, charges, restrictions, equities or encumbrances of any kind, other than restrictions arising under the Securities Act and other applicable securities laws, which Company Certificates shall be duly endorsed to Purchaser or accompanied by duly executed stock powers in a form satisfactory to Purchaser.
     2.2 Purchase Price and Manner of Payment. The purchase price for the Shares shall be $88,765,537 (collectively, the “Base Purchase Price”), plus or minus the adjustments determined pursuant to Sections 5.13, 5.14 and 5.15 (the Base Purchase Price, as so adjusted, is the “Purchase Price”). The Base Purchase Price shall be payable as follows: (i) 8,260,881 membership interests of Resolute Holdings, LLC, a Delaware limited liability company (“Membership Interests”), and (ii) $15,326,578.00 in cash or immediately available funds. At the Closing, Purchaser shall issue and transfer the Membership Interests to Seller and pay the cash portion of the Purchase Price to Seller by wire transfer of same day funds to an account or accounts as designated by Seller in writing to Purchaser.
     Contemporaneous with Purchaser’s execution of this Agreement, Purchaser shall deliver to Seller a standby letter of credit, issued by a bank and on terms reasonably satisfactory to Seller, and in an amount equal to $7,500,000 (the “Letter of Credit”). In the event the Closing occurs or in the event Purchaser terminates this Agreement on or before the end of the Diligence Period in accordance with Section 7.1(e) then the Letter of Credit shall be returned to Purchaser, it shall be terminated in its entirety and of no force or effect and Seller shall not be entitled to any payment thereunder. If the Closing does not occur and the Purchaser has not terminated this Agreement on or before the end of the Diligence Period in accordance with Section 7.1 (e), the Letter of Credit shall either be drawn by Seller or returned to Purchaser in accordance with this paragraph. In the event Purchaser breaches this Agreement by failing or refusing to close the transaction contemplated hereby on the Closing Date and each of the conditions contained in Sections 6.1 and 6.2 otherwise has been either fulfilled or waived, Seller shall have the right to draw the Letter of Credit in full, as liquidated damages in lieu of all other damages (and as Seller’s and the Company’s sole remedy in such event). In the event the Closing occurs or Purchaser refuses to close the transaction contemplated hereby on the Closing Date due to any condition contained in Section 6.1 or 6.2 not being fulfilled in accordance with its terms, the Letter of Credit shall be terminated in its entirety and of no force or effect and Seller shall not be entitled to any payment thereunder. The Parties acknowledge that the extent of damages to Seller and the Company occasioned by such failure or refusal by Purchaser would be impossible or extremely impractical to ascertain and that the amount of the Letter of Credit is a fair and reasonable estimate of such damages under the circumstances. In the event the Letter of Credit is not drawn pursuant to the foregoing provisions of this paragraph, the Letter of Credit shall be returned to Purchaser. Anything in this Agreement to the contrary notwithstanding, in the event that Purchaser does not cause the Letter of Credit to be issued and delivered to Seller on the date that Purchaser executes this Agreement, Seller may, upon notice to Purchaser, terminate this Agreement, in which event this Agreement shall forthwith become void without liability to any Party.
     2.3 Excluded Assets. Assets listed on Schedule 2.3 (collectively, the “Excluded Assets”) will be, prior to or at Closing, distributed, assigned, or otherwise transferred by the Company to Seller or its nominee and all liabilities associated with such Excluded Assets shall be fully and exclusively assumed by Seller or its nominee pursuant to an assignment and assumption agreement reasonably satisfactory to Purchaser. None of the representations or warranties set forth in this Agreement or any of the other provisions of this Agreement shall be applicable to the Excluded Assets. All Taxes, if any, resulting from the transfer of such assets shall be considered a current liability and a Base Purchase Price adjustment.
     2.4 Closing. The Closing shall take place on the Closing Date at 9:00 a.m. at the offices of Conner & Winters, LLP, 4000 One Williams Center, Tulsa, Oklahoma, or at such time and place as is agreed by Purchaser and Seller. At the Closing,
(a)	Seller shall deliver to Purchaser:
(i)	stock certificates representing all of the Shares endorsed in blank and the certificates referred to in Sections 6.2(a) and (b);

(ii)	the releases and other documents described in Sections 5.11 and 5.12;

(iii)	such other documents, instruments, agreements and certificates as Purchaser may reasonably request in connection with the consummation of the transactions contemplated by this Agreement;

(iv)	recordable releases and terminations covering all Liens on the Oil and Gas Interests owned by the Company;

(v)	joinder to the Operating Agreement, as amended;

(vi)	the assignment and assumption agreement referenced in Section 2.3;

(vii)	evidence of the resignation of all of the directors, officers and employees of the Company; and

(viii)	invoices reflecting all amounts owed by the Company to Tristone Capital, Conner & Winters, LLP, Grant Thornton LLP, bank legal counsel, and any other Third Party in connection with the transactions contemplated by this Agreement or the proposed sale of the Company in general.
(b)	Purchaser shall deliver to Seller:
(i)	the Purchase Price;

(ii)	an updated schedule of Members to the Operating Agreement; and

(iii)	the certificates referred to in Sections 6.3(a) and (b).
(c)	The Company and Purchaser shall deliver to each other certificates dated a date not more than 10 days prior to the Closing Date, duly issued by the appropriate Governmental Authorities in the states in which all Parties are doing business, showing that all Parties are validly existing and in good standing in such states.
     2.5 Taking of Necessary Action; Further Action. Seller and Purchaser shall use all reasonable efforts to take all such actions as may be necessary or appropriate in order to effectuate the Closing as promptly as commercially practicable. If at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement all of the Parties shall use all reasonable efforts to take all such lawful and necessary action.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF
THE SELLER AND THE COMPANY
     3.1 Representations of Seller. Seller hereby represents and warrants to Purchaser as follows:
     3.1.1 Authority and Enforceability. Seller has the requisite power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action on the part of Seller, if applicable, and no other company proceedings on the part of Seller are necessary to authorize the execution or delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms.
     3.1.2 No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by Seller with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of Seller under any provision of (a) the Seller’s organizational documents, as applicable, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to Seller, or (c) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.2.4 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or its properties or assets.
     3.1.3 Title to Shares; Investment Intent. Seller is (and at the Closing will be) the sole record and beneficial owner of, and upon consummation of the transactions contemplated hereby Purchaser will acquire, the Shares, free and clear of all Liens, other than (a) those that may arise by virtue of any actions taken by or on behalf of Purchaser or its Affiliates or (b) restrictions on transfer that may be imposed by federal or state securities laws. Seller acknowledges that the Membership Interests being acquired by Seller under this Agreement are not registered under the Securities Act or registered or qualified for sale under any state securities law and cannot be resold without registration under or an exemption from the Securities Act. Seller is acquiring the Membership Interests for its own account for investment and not with a view toward the sale or distribution of the Membership Interests in violation of applicable securities laws. Seller has sufficient knowledge and experience in financial and business matters to enable it to evaluate the risks of investment in such Membership Interests and has the ability to bear the economic risks of such investment.
     3.1.4 Foreign Person. Seller is not a “foreign person” within the meaning of section 1445 of the Code.
     3.2 Representations of the Company. The Company hereby represents and warrants to Purchaser as follows:
     3.2.1 Organization of the Company. The Company (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted, and (c) is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company). Copies of the certificate of incorporation and bylaws of the Company have heretofore been delivered to Purchaser, and such copies are accurate and complete as of the date hereof.
     3.2.2 Authority and Enforceability. The Company has the requisite corporate power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution or delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.
     3.2.3 No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to aright of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of the Company under any provision of (a) its certificate of incorporation or bylaws (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to the Company, or (c) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.2.4 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its properties or assets, other than (x) in the case of clause (b) above, any such conflict, violation, default, right, loss or Lien that may arise under the Bank Credit Agreement, and (y) in the case of clause (a) or (c) above, any such conflict, violation, default, right, loss or Lien that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.
     3.2.4 Consents and Approvals. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for the following: (a) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to result in a material loss or obligation to the Company; and (b) such filings and approvals as may be required by any securities, corporate or other law, rule or regulation. No Third-Party Consent is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and no Oil and Gas Interest of the Company is subject to any preferential right to purchase which gives any Person the right to purchase an Oil and Gas Interest of the Company as a result of the consummation of the transactions contemplated hereby, except for (x) any such Third-Party Consent which the failure to obtain would not, individually or in the aggregate, result in a loss of any Ownership Interest and/or an increase in any of the Company’s obligations or liabilities, in either case having an individual value of $500,000 or more, and (y) any consent, approval or waiver required by the terms of the Bank Credit Agreement.
     3.2.5 Financial Statements. The Company Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and the unaudited interim financial statements are not accompanied by notes or other textual disclosure required by GAAP) and fairly present, in all material respects, in accordance with GAAP (in the case of the unaudited statements, without footnotes and subject to normal, recurring adjustments), the financial position of the Company as of their respective dates and the results of operations and the cash flows of the Company for the periods presented therein. The Company has no liability of a type that should be recorded in accordance with GAAP on its balance sheet except those obligations and liabilities (a) that appear on the latest balance sheet included in the Company Financial Statements, or (b) accrued since the date of such balance sheet in the ordinary course of the Company’s business.
     3.2.6 Capital Structure.
(a)	The authorized capital stock of the Company consists of 1,000 shares of Company Common Stock, par value $1.00 per share.

(b)	There are issued and outstanding 1,000 shares of Company Common Stock, which are the Shares.

(c)	There are issued and outstanding (i) no shares of capital stock or other voting securities of the Company, except for the Shares, (ii) no securities of the Company or any other Person convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of the Company, and (iii) no subscriptions, options, warrants, calls, rights (including preemptive rights), commitments, understandings or agreements to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, purchase, redeem or acquire shares of capital stock or other voting securities of the Company (or securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of the Company) or obligating the Company to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

(d)	All outstanding shares of the Company Common Stock are validly issued, fully paid and nonassessable and not subject to any preemptive right.

(e)	Other than the Voting Agreement, which will be terminated at the Closing, there is no stockholder agreement, voting trust or other agreement or understanding to which the Company is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company.

(f)	There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company.
     3.2.7 Material Agreements. The Disclosure Schedule contains a complete list of the Material Agreements to which the Company is a party (other than this Agreement and related agreements) or by which the Company or its assets are bound. The Company has made available to Purchaser or provided Purchaser with a true and correct copy of all such Material Agreements, including all amendments and modifications thereof. Except as set forth on the Disclosure Schedule, no party to any of such Material Agreements is in material default of its obligations thereunder and no event has occurred and no condition exists which, with the giving of notice or the passage of time or both, would constitute any such material breach or material default that would reasonably be expected to result in a Material

Adverse Effect on the Company. Each of such Material Agreements is a valid and binding obligation of the parties thereto in accordance with its terms and is in full force and effect.
     3.2.8 Bank Credit Agreement. The Company has provided to or made available to Purchaser a true and correct copy of the Bank Credit Agreement including all amendments and modifications thereto. No rights or obligations of any party to the Bank Credit Agreement have been waived, and no party to the Bank Credit Agreement is in default of its obligations thereunder. The Bank Credit Agreement is a valid, binding and enforceable obligation of the parties thereto in accordance with its terms and is in full force and effect.
     3.2.9 Investments. The Company does not have any outstanding Investments that are not disclosed in the Company Financial Statements.
     3.2.10 Outstanding Debt. The Company Financial Statements and the Disclosure Schedule, together provide a complete and accurate description of all Debt of the Company outstanding as of the respective dates thereof. The Company is not in default in payment of any Debt with respect to which it is an obligor or in default of any covenant, agreement, representation, warranty or other term of any document, instrument or agreement evidencing, securing or otherwise pertaining to any such Debt.
     3.2.11 Affiliate Transactions. The Disclosure Schedule contains a complete and accurate description of all contracts, agreements and other arrangements (whether written, oral, express or implied) between the Company and any Affiliate of the Company that will be in existence on the Closing Date.
     3.2.12 Employment Matters. The Disclosure Schedule contains a complete and accurate list of all officers of the Company. The Company has delivered to Company a complete and accurate list of all officers and employees of the Company and their current salaries and accrued benefits. Except as set forth in the Disclosure Schedule, the Company is not a party to or obligated under any consulting, employment, change in control, severance, termination or similar arrangement, any employee benefit, incentive or deferred compensation plan with respect to any of its employees, or any bonus, profit sharing, pension, stock option, stock purchase or similar plan or other arrangement or other fringe benefit plan entered into or maintained for the benefit of its employees. The Company is in material compliance with all laws, rules, regulations and orders relating to the employment of labor, including all such laws, rules, regulations and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding or Social Security Taxes and similar Taxes. Each officer and director of the Company will resign as of the Closing Date, and the Confidentiality and Noncompete Agreements between the Company and each of its officers shall be terminated on the Closing Date, provided that, in exchange, each such person will be required to execute an Employee Confidentiality Agreement. Except as set forth on the Disclosure Schedule, there is no current or former employee, consultant, or independent contractor of the Company that has filed a demand letter or a complaint (either written or verbally) against it for wrongful discharge, defamation, fraud, negligent misrepresentation, negligence, intentional infliction of emotional distress, assault, battery, sexual harassment, or breach of contract claims for including but not limited to, unpaid wages, bonuses, benefits, commissions, stock options, royalties, deferred compensation, or wrongful discharge.
     3.2.13 Employee Benefit Plans.
(a)	The Company does not maintain, sponsor, or contribute to and is not obligated to contribute to any “employee benefit plans,” as defined in section 3(3) of ERISA, including severance pay, sick leave, vacation pay, salary continuation for disability, compensation agreements, retirement, deferred compensation, bonus, long-term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs, whether or not subject to ERISA, other than as set forth on the Disclosure Schedule (the “Company Employee Benefit Plans”). The Company does not maintain, or have any fixed or contingent liability with respect to, any employee benefit, pension or other plan that is subject to ERISA. The Company has delivered to Purchaser correct and complete copies of each Company Employee Benefit Plan, current summary plan descriptions for each plan, all related trusts, insurance, and other funding contracts which implement such Company Employee Benefit Plan. Each Company Employee Benefit Plan (and each related trust, insurance contract or fund) complies in form and in operation in all material respects with all applicable laws, rules and regulations.

(b)	With respect to the Company Employee Benefit Plans, there exists no condition or set of circumstances in connection with the Company that would reasonably be expected to result in a liability reasonably likely to have a Material Adverse Effect on the Company under the Code or any applicable law. With respect to the Company Employee Benefit Plans, individually and in the aggregate, there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of the Company.

(c)	The Company Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and in accordance with all applicable federal and state laws.

(d)	Except as otherwise set forth in the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment becoming due to any employee or group of employees of the Company.

(e)	The Company does not maintain nor has it established any welfare benefit plan which provides for retiree medical liabilities or continuing benefits or coverage for any participant or any beneficiary of any participant after such participant termination of employment, except as may be required by COBRA.

(f)	The Company has not maintained, established, or participated in any multiple employer welfare benefit arrangement within the meaning of section 3(40)(A) of ERISA.
     3.2.14 Litigation. Except as otherwise set forth in the Disclosure Schedule: (a) no litigation, arbitration, investigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its assets before any court, arbitrator or any Governmental Agency; and (b) the Company is not subject to any outstanding injunction, judgment, order, decree or ruling (other than routine oil and gas field regulatory orders). There is no litigation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Seller or the Company in connection with the transactions contemplated hereby.
     3.2.15 Taxes and Tax Returns.
(a)	The Company has filed all federal, state, local and foreign returns, declarations, reports, estimates, information returns and statements (“Tax Returns”) required to be filed by the Company prior to the Closing Date or has legally extended such returns and has paid all Taxes due and payable for such periods, whether or not shown on such returns, and all other Taxes which are payable by the Company.

(b)	Seller or the Company has made available to Purchaser true and complete copies of all foreign, federal, state and local income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Company filed for the Company for all tax years beginning on or after January 1, 2004.

(c)	Except as set forth in the Disclosure Schedule, there is no action, suit, proceeding, audit, claim or, to the Company’s or Seller’s knowledge, investigation now pending against the Company in respect of any Tax. The Company does not know of any proposed Tax assessment against the Company, and all Tax liabilities of the Company are adequately provided for in the Company Financial Statements and no Tax liability of the Company has been asserted by the Internal Revenue Service or any other Governmental Authority for Taxes in excess of those already paid.

(d)	The Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(e)	The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f)	The Company is not a party to any agreement, contract, arrangement, or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code section 280G (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Code section 162(m) (or any corresponding provision of state, local or foreign Tax law).

(g)	The Company is not a party to or bound by any Tax allocation or sharing agreement nor does it have any liability for the Taxes of any Person under Regulations section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

(h)	The Company has not distributed stock of another Person in a transaction that was purported or intended to be governed in whole or in part by Code section 355 or Code section 361.

(i)	The Company has not been a member of an affiliated group (within the meaning of Code section 1504(a)) filing a consolidated federal income Tax Return other than one of which the Company is the common parent.
     3.2.16 Compliance with Laws and Permits. The Company is not in violation of, or in default under, and no event has occurred that (with notice or the lapse of time or both) would constitute a violation of or default under: (a) its certificate of incorporation or bylaws, (b) any applicable law, rule, regulation, order, writ, decree or judgment of any Governmental Authority, or (c) any Material Agreement to which the Company is a party or by which its properties are bound, except (in the case of clause (b) or (c) above) for any violation or default that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. The Company has obtained and holds all permits, licenses, variances, exemptions, orders, franchises, approvals and authorizations of all Governmental Authorities necessary for the lawful conduct of business or the lawful ownership, use and operation of its assets (“Company Permits”), except for Company Permits which the failure to obtain or hold would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. The Company is in compliance with the terms of the Company Permits, except where the failure to comply would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. No investigation or review by any Governmental Authority with respect to the Company is pending or, to the knowledge of the Company, threatened, except as set forth in the Disclosure Schedule.
     3.2.17 Proprietary Rights. The Company has ownership of, or valid licenses to use, all trademarks, copyrights, patents and other proprietary rights and intellectual property (including seismic data) used in its business. To the knowledge of the Company, the operation of the business of the Company does not infringe any patent, copyright, trademark or other proprietary rights of others, and the Company has not received any notice from any Third Party of any such alleged infringement by the Company. The Company has taken reasonable steps to establish and preserve its ownership of all patents, copyrights, trademarks, trade secrets and other proprietary rights. The Company is not aware of any infringement by others of any patents, copyrights, trademarks or other proprietary rights that the Company possesses.
     3.2.18 Environmental Matters. Except as set forth in the Disclosure Schedule, to the knowledge of the Company:
(a)	the Company has conducted its business and operated its assets, and is conducting its business and operating its assets, and the condition of all facilities and properties (including off-site storage or disposal of any Hazardous Materials from such facilities or properties) currently or formerly owned, leased or operated by the Company are, in material compliance with all Environmental Laws;

(b)	the Company has not been notified by any Governmental Authority or other Third Party that any of the operations or assets of the Company are the subject of any investigation or inquiry by any Governmental Authority or other Third Party evaluating whether any material remedial action is needed to respond to a release or threatened release of any Hazardous Material or to the improper storage or disposal (including storage or disposal at offsite locations) of any Hazardous Material;

(c)	neither the Company nor, to the knowledge of the Company, any other Person has filed any notice under any federal, state or local law indicating that (i) the Company is responsible for the improper release into the environment, or the improper storage or disposal, of any Hazardous Material, or (ii) any Hazardous Material is improperly stored or disposed of upon any property of the Company;

(d)	the Company does not have any material contingent liability in connection with (i) the release or threatened release into the environment at, beneath or on any property now or previously owned or leased by the Company, or (ii) the storage or disposal of any Hazardous Material;

(e)	the Company has not received any claim, complaint, notice, inquiry or request for information involving any matter which remains unresolved as of the date hereof with respect to any alleged violation of any Environmental Law or regarding potential liability under any Environmental Law relating to operations or conditions of any facilities or property (including off-site storage or disposal of any Hazardous Material from such facilities or property) currently or formerly owned, leased or operated by the Company;

(f)	no property now or previously owned, leased or operated by the Company is listed on the National Priorities List pursuant to CERCLA or on the CERCLIS or on any other federal or state list as sites requiring investigation or cleanup;

(g)	the Company is not directly transporting, has not directly transported, is not directly arranging for the transportation of, and has not directly arranged for the transportation of, any Hazardous Material to any location which is listed on the National Priorities List pursuant to CERCLA, on the CERCLIS, or on any similar federal or state list or which is the subject of federal, state or local enforcement actions or other investigations that may lead to material claims against the Company for remedial work, damage to natural resources or personal injury, including claims under CERCLA;

(h)	there are no sites, locations or operations at which the Company is currently undertaking, or has completed, any remedial or response action relating to any such disposal or release, as required by Environmental Laws;

(i)	all underground storage tanks and solid waste disposal facilities owned or operated by the Company are used and operated in material compliance with Environmental Laws; and

(j)	there are no physical or environmental conditions existing on any property owned or leased by the Company resulting from the Company’s operations or activities, past or present, at any location, that could reasonably be expected to give rise to any on-site or off-site remedial obligations under any applicable Environmental Laws, other than normal and ordinary remedial work associated with plugging and abandoning of oil and gas facilities.
     3.2.19 Insurance. The Disclosure Schedule sets forth a true and correct list of all insurance policies and other surety arrangements of any kind or nature which are in force and to which the Company is a named party or beneficiary, specifying the insurance carrier, the type of insurance coverage, the policy number, the aggregate amount of insurance coverage per claim or per occurrence, as the same may be, applicable self-retention limits and/or self or co-insurance requirements and describing in detail each pending claim thereunder. None of such policies or binders was obtained through the use of false or misleading information or the failure to provide the insurer with all information requested in order to evaluate the liabilities and risks insured. (a) There are no billed but unpaid premiums past due under any such policy or binder, (b) there are no outstanding claims under any such policies or binders, and (c) no notice of cancellation or non-renewal of any such policies or binders has been received.
     3.2.20 Governmental Regulation. The Company is not subject to regulation under the Investment Company Act of 1940.
     3.2.21 Brokers. Except as set forth on the Disclosure Schedule, no broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder’s or other fee or compensation based on any arrangement or agreement made by or on behalf of the Company and for which Purchaser or the Company will have any obligation or liability.

     3.2.22 Oil and Gas Operations. Except for matters as would not reasonably be expected to result in a Material Adverse Effect on the Company, to the knowledge of the Company, all wells included in the Company’s Oil and Gas Interests have been drilled and (if completed) completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases, pooling and unit agreements, and applicable laws, rules, regulations, judgments, orders and decrees issued by any court or Governmental Authority. No well included in the Company’s Oil and Gas Interests is subject to penalties on allowables because of any overproduction or any other violation of applicable laws that would prevent such well from being entitled to its full legal and regular allowable from and after the Closing Date as prescribed by any Governmental Authority. To the knowledge of the Company:
(a)	there are no wells that the Company is currently obligated by law or contract to plug and abandon;

(b)	there are no wells that are subject to exceptions to a requirement to plug and abandon issued by a Governmental Authority having jurisdiction over the applicable lease;

(c)	there are no wells that have been plugged and abandoned but have not been plugged in accordance, in all material respects, with all applicable requirements of each Governmental Authority having jurisdiction over the Company’s Oil and Gas Interests;

(d)	with respect to the oil, gas and other mineral leases, unit agreements, pooling agreements, communitization agreements and other documents creating interests comprising the Company’s Oil and Gas Interests: (i) the Company has fulfilled all requirements in all material respects for filings, certificates, disclosures of parties in interest, and other similar matters contained in (or otherwise applicable thereto by law, rule or regulation) such leases or other documents and is fully qualified to own and hold all such leases or other interests, (ii) there are no provisions applicable to such leases or other documents which increase the royalty share of the lessor thereunder, and (iii) upon the establishment and maintenance of production in commercial quantities, such leases and other documents are to be in full force and effect over the economic life of the property involved and do not have terms fixed by a certain number of years;

(e)	proceeds from the sale of Hydrocarbons produced from the Company’s Oil and Gas Interests are being received by the Company in a timely manner and are not being held in suspense for any reason (except for amounts, individually or in the aggregate, not in excess of $250,000 and held in suspense in the ordinary course of business); and

(f)	no person has any call upon, option to purchase, preferential right to purchase or similar rights with respect to the Company’s Oil and Gas Interests or to the production therefrom.

Notwithstanding anything in this Section 3.2.22 to the contrary, the representations and warranties contained in subsections (a) through (f) above are made to the knowledge of the Company with respect to those Oil and Gas Interests not operated by the Company.
     3.2.23 Gas Imbalances. To the knowledge of the Company, except as reflected on the Disclosure Schedule: (a) there are no material aggregate production, pipeline, transportation or processing imbalances existing with respect to the Company’s Oil and Gas Interests, and (b) the Company has not received deficiency payments under gas contracts for which any Person has a right to take deficiency gas from the Company, nor has the Company received any payments for production which are subject to refund or recoupment out of future production. To the knowledge of the Company, the aggregate volume attributable to clauses (a) and (b) above is set forth on the Disclosure Schedule.
     3.2.24 Royalties. Except as set forth in the Disclosure Schedule, all royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to the Company’s Oil and Gas Interests, have been or will be, prior to the Closing, properly and correctly paid or provided for in all material respects, and the aggregate amount of the Company’s suspense obligations with respect thereto as of May 31, 2008, did not exceed $500,000.
     3.2.25 Payout Balances. The Payout Balance for any well owned and operated by the Company is properly reflected in the Disclosure Schedule as of the respective dates shown thereon. To the knowledge of the Company, based on information given to the Company by third-party operators for all wells not operated by the Company, the Payout Balance for any such third-party operated well in which the Company owns an Oil and Gas Interest is properly reflected in the Disclosure Schedule as of the respective dates shown thereon. “Payout Balance(s)” means the status, as of the dates of the Company’s calculations, of the recovery by the Company or a Third Party of a cost amount specified in the contract relating to a well out of the revenue from such well where the net revenue interest of the Company therein will be reduced when such amount has been recovered.
     3.2.26 Prepayments. No prepayment for Hydrocarbon sales has been received by the Company for Hydrocarbons which have not been delivered as of the date hereof.
     3.2.27 Capital Expenditures. As of the execution date of this Agreement, the presently approved face amount of any currently outstanding and effective authorizations for expenditure with respect to the Company’s Oil and Gas Interests would not require the Company to make or incur after Closing, capital expenditures with respect to any one property in excess of $25,000, except as set forth in the Disclosure Schedule.
     3.2.28 Other Mineral Related Matters. Except as set forth in the Disclosure Schedule, as of the execution date of this Agreement, the Company was not obligated by virtue of any prepayment arrangement, “take or pay” arrangement, production payment arrangement, gas balancing agreement or otherwise, to deliver or to suffer the delivery of Hydrocarbons produced in connection with any of the Company’s Oil and Gas Interests at some future time (or make a cash payment in lieu thereof) without then or thereafter receiving full payment therefor without deduction or credit on account of such arrangement from the price that would otherwise be received.
     3.2.29 Additional Drilling Obligations. (a) The Company has no obligation, including obligations implied in law, to drill additional wells or conduct other material development operations in order to earn or continue to hold during the primary term of any lease any portion of the Company’s Oil and Gas Interests, and (b) the Company has not been advised by a lessor under any lease affecting the Company’s Oil and Gas Interests of any requirements or demands to drill additional wells or conduct additional development operations.
     3.2.30 Financial and Product Hedging Contracts. The Disclosure Schedule summarizes the outstanding hedging positions under all outstanding Product Hedging Contracts and financial hedging positions of the Company (including fixed price controls, collars, swaps, caps, hedges and puts) as of the date reflected on the Disclosure Schedule.
     3.2.31 Books and Records. All books, records and files of the Company (including those pertaining to the Company’s Oil and Gas Interests, wells and other assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, and corporate, accounting, financial and employee records): (a) have been prepared, assembled and maintained in accordance with usual and customary policies and procedures, and (b) fairly and accurately reflect the ownership, use, enjoyment and operation by the Company of its assets.
     3.2.32 Non-Competition Commitments. There are no agreements or arrangements that will be binding on the Company or the Company’s Oil and Gas Interests after Closing that limit the ability of the owner of the Company’s Oil and Gas Interests to compete in any line of business or with any Person in any geographical area, except customary area of mutual interest provisions contained in agreements listed on the Disclosure Schedule that cover properties in the immediate vicinity of the lands subject to such agreements..
     3.2.33 Previously Owned Properties. The Company has no obligation or liability, contingent or otherwise, with respect to any properties previously owned or leased by the Company but not currently owned or leased.
     3.2.34 Operatorship. The Company does not have knowledge of any pending vote, or any request for a vote (whether written or oral), to have the Company removed as the named “operator” from any of the Oil and Gas Interests for which the Company is currently designated as the “operator” and no Oil and Gas Interest for which the Company is currently designated as the “operator” is subject to any change of “operator” as a result of the consummation of the transactions contemplated hereby.
     3.2.35 Absence of Certain Changes. Except as set forth in the Disclosure Schedule, since January 1, 2008, the Company has not taken any of the actions set forth in Section 5.1.
     3.2.36 DISCLAIMER. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 3, SELLER, THE COMPANY AND THEIR ADVISORS HAVE MADE AND

MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY, OR ANY OF THE COMPANY’S ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE EXPRESSLY DISCLAIMED. PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN THIS ARTICLE 3, PURCHASER IS PURCHASING THE SHARES ON AN “AS-IS, WHERE-IS” BASIS. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 3, THE COMPANY AND SELLER EXPRESSLY DISCLAIM ANY AND ALL LIABILITY AND RESPONSIBILITY OF AND ASSOCIATED WITH THE QUALITY, ACCURACY, COMPLETENESS OR MATERIALITY OF THE DATA, INFORMATION AND MATERIALS, FURNISHED AT ANY TIME TO PURCHASER, ITS OFFICERS, AGENTS, EMPLOYEES OR AFFILIATES IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREIN. EXCEPT AS EXPRESSLY PROVIDED IN THIS ARTICLE 3, THE COMPANY’S OIL AND GAS INTERESTS ARE “AS-IS, WHERE-IS,” AND WITH ALL FAULTS IN THEIR PRESENT CONDITION AND STATE OF REPAIR, WITHOUT RECOURSE, AND THE COMPANY AND SELLER DISCLAIM ANY AND ALL REPRESENTATIONS CONCERNING THE COMPANY’S OIL AND GAS INTERESTS, EXPRESS, STATUTORY, IMPLIED OR OTHERWISE.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF PURCHASER
     Purchaser hereby represents and warrants to the Company and Seller as follows:
     4.1 Organization; Membership Interests. Purchaser (a) is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted, and (c) is duly qualified to do business as a foreign limited liability company, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified as a foreign limited liability company or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser). Purchaser has delivered to Seller true and complete copies of the Certificate of Formation of the Purchaser and the Operating Agreement. Upon transfer and delivery, as contemplated by this Agreement, the Membership Interests will be duly authorized, validly issued, fully paid and non-assessable, and, except as set forth in the Operating Agreement, will be free of all preemptive or similar rights, and entitled to the rights therein described, free and clear of all Liens.
     4.2 Authority and Enforceability. Purchaser has the requisite power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action on the part of Purchaser, including approval by the Manager of Purchaser, and no other limited liability company proceedings on the part of Purchaser are necessary to authorize the execution or delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming that this Agreement constitutes a valid and binding obligation of Seller and the Company) constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.
     4.3 No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by Purchaser with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of Purchaser under, any provision of (a) the organizational documents of Purchaser; (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to Purchaser; or (c) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 4.4 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchaser or any of its respective properties or assets, other than, in the case of clause (b) or (c) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a Material Adverse Effect on Purchaser.
     4.4 Consents and Approvals. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby, except for the following: (a) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser, and (b) such filings and approvals as may be required by any securities, corporate or other law, rule or regulation. No Third-Party Consent is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for any Third-Party Consent which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser.
     4.5 Litigation. There is no litigation, proceeding or investigation pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser (a) that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Purchaser in connection with the transactions contemplated hereby, or (b) with respect to which there is a reasonable likelihood of a determination which, individually or in the aggregate, would materially hinder or impair the consummation of the transaction contemplated by this Agreement.
     4.6 Funding. Purchaser has available adequate funds or the means to obtain adequate funds in an aggregate amount sufficient to pay (a) all amounts required to be paid by Purchaser under this Agreement, and (b) all expenses incurred by Purchaser in connection with this Agreement and the transactions contemplated hereby.
     4.7 Brokers. No broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder’s or other fee or compensation based on any arrangement or agreement made by or on behalf of Purchaser and for which Seller or the Company will have any obligation or liability. Purchaser shall indemnify and hold Seller harmless from any and all claims, liabilities, damages, costs and expenses asserted against Seller by any Person claiming to have acted on behalf of Purchaser, or to have been retained by Purchaser, as a broker in connection with the transaction contemplated by this Agreement.
     4.8 Investment Intent. Purchaser acknowledges that the Shares being purchased by Purchaser under this Agreement are not registered under the Securities Act or registered or qualified for sale under any state securities law and cannot be resold without registration under or an exemption from the Securities Act. Purchaser is acquiring the Shares for its own account for investment and not with a view toward the sale or distribution of the Shares. Purchaser has sufficient knowledge and experience in financial and business matters to enable it to evaluate the risks of investment in such Shares and has the ability to bear the economic risks of such investment.
ARTICLE 5
COVENANTS
     5.1 Conduct of Business by the Company Pending Closing. Except as contemplated by this Agreement or to the extent that Purchaser shall otherwise consent in writing, during the period from the date of this Agreement to the Closing, the Company shall not engage in any practice, take any action, or enter into any transaction, except in the ordinary course of business and the Company will use all commercially reasonable efforts to preserve in all material respects its business organizations, assets, prospects and advantageous business relationships and to maintain satisfactory relationships with its licensors, licensees, suppliers, contractors, distributors, customers and others having advantageous business relationships with it. Without limiting the generality of the foregoing, the Company will not take any of the following actions, without the prior written consent of Purchaser:
(a)	authorize or effect any change in its certificate of incorporation or bylaws, except that the Company will amend its certificate of incorporation prior to Closing to change its name to a name selected by Purchaser and not containing the name “Primary”;

(b)	grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its capital stock;

(c)	declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock, except that prior to Closing the Company may declare and distribute to Seller or its nominee a dividend consisting of the Excluded Assets;

(d)	issue any note, bond, or other Debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation outside the ordinary course of business, or increase the outstanding principal amount of Debt to more than $47,000,000, except Debt incurred under the Product Hedging Contracts;

(e)	impose any security interest upon any of its assets outside the ordinary course of business other than pursuant to the Bank Credit Agreement and the Product Hedging Contracts;

(f)	make any capital investment in, make any loan to, or acquire the securities or assets of any other Person outside the ordinary course of business;

(g)	make any change in employment terms for any of its directors, officers or employees outside the ordinary course of business except for such actions as are otherwise provided for herein;

(h)	enter into, adopt or amend any employment agreement or pension plan, or grant, or become obligated to grant, any increase in the compensation payable or to become payable to any of its officers, managers or directors or any general increase in the compensation payable or to become payable to its employees except for such actions as are otherwise specifically provided for herein;

(i)	pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against on the Company Financial Statements or subsequently incurred in the ordinary course of business, or disclosed pursuant to this Agreement and other than payments under the Bank Credit Agreement and the Product Hedging Contracts, payments of current liabilities and other payments that are considered in the Purchase Price adjustment set forth in Section 5.14;

(j)	acquire (including by lease) any material assets or properties or dispose of, mortgage or encumber any material assets or properties, other than in the ordinary course of business and except that prior to Closing the Company may transfer to Seller or its nominee the Excluded Assets;

(k)	waive, release, grant or transfer any material rights or modify or change in any material respect any material existing license, lease, contract or other document, other than in the ordinary course of business and other than actions otherwise contemplated by this Agreement;

(l)	make any capital expenditure, unless such expenditure is disclosed in the Disclosure Schedule or is less than $100,000;

(m)	modify the terms of or close out any of its positions on its Product Hedging Contracts or enter into any new hedging positions;

(n)	enter into a Material Agreement or change or modify a Material Agreement;

(o)	make any change to any material Tax method of accounting, make or change any material Tax election, authorize any indemnities for Taxes, extend any period for assessment of any Tax, file any request for ruling or determination, amend any material Tax Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of the Company; or

(p)	commit to any of the foregoing.
     5.2 Access to Assets, Personnel and Information.
(a)	From the date hereof until the Closing, the Company will afford to Purchaser and the Purchaser Representatives, at Purchaser’s sole risk and expense, access at reasonable times to any of the assets, books and records, contracts, facilities, audit work papers and payroll records of the Company and shall, upon request, furnish promptly to Purchaser (at Purchaser’s expense) a copy of any file, book, record, contract, permit, correspondence, or other written information, document or data concerning the Company (or its assets) that is within the possession or control of the Company. During such period, the Company will make available to a reasonable number of Purchaser Representatives adequate office space and facilities at the office facilities of the Company. Notwithstanding the foregoing, no investigation pursuant to this Section 5.2(a) will affect or be deemed to modify any of the representations or warranties made by the Company in this Agreement. The confidentiality of all such documents and information furnished to Purchaser shall be maintained by Purchaser and treated the same as Purchaser would treat its own confidential information.

(b)	Purchaser and the Purchaser Representatives shall have the right and opportunity to make an environmental and physical assessment of the assets of the Company and, in connection therewith, shall have the right to enter and inspect such assets and all buildings and improvements thereon. Purchaser may not, without the prior written consent of the Company, conduct any soil or water tests or borings or other invasive tests or examinations with respect to the assets of the Company. The Company shall be provided 48 hours prior notice of any such inspection, and the Company Representatives shall have the right to witness all such inspections. Purchaser shall (and shall cause the Purchaser Representatives to) keep any data or information acquired by any such examinations and the results of any analyses of such data and information strictly confidential and will not (and will cause the Purchaser Representatives not to) disclose any of such data, information or results to any Person unless otherwise required by law or regulation and then only after written notice to the Company of the determination of the need for disclosure. Purchaser shall indemnify, defend and hold the Company and the Company Representatives harmless from and against any and all claims for damage to property or personal injury to the extent arising out of or as a result of the activities of Purchaser and the Purchaser Representatives on the assets of the Company in connection with conducting such environmental and physical assessment, except to the extent of and limited by the negligence or willful misconduct of the Company or any Company Representative.

(c)	From the date hereof until the Closing, the Company shall fully and accurately disclose to Purchaser and the Purchaser Representatives all information that is

(i)	reasonably requested by Purchaser or any of the Purchaser Representatives, (ii) known to the Company, and (iii) relevant in any manner or degree to the value, ownership, use, operation, development or transferability of the assets of the Company.

(d)	The Company agrees that it will not (and will cause the Company Representatives not to), and Purchaser agrees that it will not (and will cause the Purchaser Representatives not to), use any information obtained pursuant to this Section 5.2 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

(e)	Notwithstanding anything in this Section 5.2 to the contrary: (i) the Company shall not be obligated under the terms of this Section 5.2 to disclose to Purchaser or the Purchaser Representatives, or grant Purchaser or the Purchaser Representatives access to, information that is within the Company’s possession or control but subject to a valid and binding confidentiality agreement with a Third Party that prohibits such disclosure without first obtaining the consent of such Third Party, and the Company, to the extent reasonably requested by Purchaser, will use reasonable efforts to obtain any such consent; and (ii) Purchaser shall not be obligated under the terms of this Section 5.2 to disclose to the Company or the Company Representatives, or grant the Company or the Company Representatives access to, information that is within Purchaser’s possession or control but subject to a valid and binding confidentiality agreement with a Third Party that prohibits such disclosure without first obtaining the consent of such Third Party, and Purchaser, to the extent reasonably requested by Seller or the Company will use its reasonable efforts to obtain any such consent.
     5.3 Tax Returns.
(a)	With respect to the federal income Tax Return for 2007 to be filed prior to the Closing Date with respect to Company, Seller will cause a draft copy of such Tax Return to be prepared in accordance with past practice and furnished to Purchaser for its review and comment within five days after Purchaser’s receipt of such Tax Return in the form that the Company is prepared to file, and unless Seller and Purchaser agree to changes thereto, Seller shall promptly and timely cause the Tax Return to be filed with the applicable authority following the Diligence Period.

(b)	In the case of Taxes that are payable with respect to any period commencing prior to January 1, 2008 (the “Effective Date”) and ending after the Effective Date, the portion of such Tax that will be the responsibility of the Seller shall be:
(i)	in the case of ad valorem and property Taxes and similar Taxes, be deemed to be the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the period prior to the Effective Date, and the denominator of which is the number of days in the entire Tax period; and

(ii)	in the case of any Tax based upon or related to income, sales, gross receipts, wages, capital expenditures, expenses, production, severance or any similar Tax base, be deemed equal to the amount that would be payable if the relevant Tax period had ended prior to the Effective Date.
(c)	Any Taxes of the Company due in respect of all pre-Effective Date periods (to the extent necessary, as computed in accordance with Section 5.3(b)) shall be taken into account in the calculation of the adjustment to the Base Purchase Price Adjustment pursuant to Section 5.14.
     5.4 No Solicitation. Immediately following the execution of this Agreement, the Company and Seller shall not solicit, initiate, knowingly encourage the submission of, or conduct discussions or negotiations with respect to any offer or proposal to acquire all or any part of the Company Common Stock or all or any material portion of the assets or business of the Company (other than the transactions contemplated by this Agreement), whether by merger, purchase of assets, tender offer, exchange offer or otherwise. The Company shall notify Purchaser immediately if any Third Party makes any offer with respect to the foregoing.
     5.5 Additional Arrangements. Subject to the terms and conditions herein provided, each of the Parties shall take, or cause to be taken, all actions and shall do, or cause to be done, all things necessary, appropriate or desirable under any applicable laws and regulations or under applicable governing agreements to consummate and make effective the transactions contemplated by this Agreement, including using reasonable efforts to obtain all necessary waivers, consents and approvals and effecting all necessary registrations and filings. Each of the Parties shall take, or cause to be taken, all actions or shall do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable. In addition, Purchaser shall in good faith use reasonable diligent commercial efforts to avoid any postponement referred to in the definition of Closing Date, or if such a postponement is necessary, to make any such postponement as short a time period as possible. In addition, if any Governmental Authority shall have issued any order, decree, ruling or injunction, or taken any other action that would have the effect of restraining, enjoining or otherwise prohibiting or preventing the consummation of the transactions contemplated hereby, each of the Parties shall use reasonable efforts to have such order, decree, ruling or injunction or other action declared ineffective as soon as practicable.
     5.6 Public Announcements; Confidentiality. Prior to the Closing, the Parties shall consult with each other before any of them issues any press release or otherwise makes any public statement with respect to the transactions contemplated by this Agreement, and none of the Parties shall issue any press release or make any such public statement prior to obtaining the approval of the other Parties; provided, however, that such approval shall not be required where such release or announcement is required by applicable law; and provided further, that any Party may respond to inquiries by the press or others regarding the transactions contemplated by this Agreement, so long as such responses are consistent with such Party’s previously issued press releases. The Company and Seller agree that they will not use or disclose to any Third Party any Purchaser Confidential Information. The Parties acknowledge and agree that non-public information concerning the progress of the transaction contemplated by this Agreement is confidential information and Purchaser Confidential Information.
     5.7 Notification of Certain Matters. The Company and Seller shall give prompt notice to Purchaser of (a) any representation or warranty contained in Article 3 being untrue or inaccurate when made; (b) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 3 to be untrue or inaccurate on the Closing Date; or (c) any failure of the Company or Seller to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by them hereunder. Purchaser shall give prompt notice to Seller of (x) any representation or warranty contained in Article 4 being untrue or inaccurate when made; (y) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 4 to be untrue or inaccurate on the Closing Date; or (z) any failure of Purchaser to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder. No disclosure by any Party pursuant to this Section 5.7, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.
     5.8 Payment of Expenses. Each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not Closing occurs and to the extent such expenses are paid for by the Company, the amount of such payment shall be a downward Base Purchase Price adjustment as a result of their inclusion in the Closing Adjustments.
     5.9 Continuation of the Company’s Existing Indemnification Obligations. From and after the Closing for a period of six years, the Company or its successor shall indemnify and hold harmless Seller and each Person who has been at any time prior to the Closing, an officer, director or controlling shareholder of the Company (collectively, the “Indemnified Parties”) but only to the extent that such Indemnified Party was entitled to indemnification from the Company immediately prior to the date hereof under applicable law, the certificate of incorporation and bylaws of the Company or under contracts between such Indemnified Party and the Company (including indemnification as provided to NGP under the Advisory Services Agreement), regardless of whether such contracts are terminated on or after the Closing; provided, that such obligation to indemnify such Persons shall only exist (a) if such Persons execute a customary certification that may be reasonably required by the Company’s existing insurer or Purchaser’s insurer, including that such Persons are not aware of any events or matters that could give rise to a claim under any existing, continuing or new director and officer liability insurance, and (b) as to any individual Person, if there is no other matter that would adversely affect the ability of Purchaser to obtain, on standard market terms, continuation of the Company’s existing director and officer liability insurance or new director and officer liability insurance with respect to such Person. The procedures associated with such indemnification shall be the same as those associated with the Indemnified Parties’ indemnification from the Company immediately prior to the date hereof (provided, however, that Purchaser shall be under no obligation to deposit trust funds pursuant to any “change-in-control” or similar provisions). The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, the Parties, each Indemnified Party and their respective heirs and representatives. Notwithstanding the above, the indemnification obligation set forth in this Section 5.9 shall not apply to claims for indemnification resulting from litigation, arbitration, investigations or proceedings that should have been disclosed to Purchaser on the Disclosure Schedule in connection with the representation and warranty given under Section 3.2.14 and were not so disclosed.
     5.10 Consents Under Bank Credit Agreement. The Parties shall work together in order to obtain any and all consents, approvals or waivers required by the terms of the Bank Credit Agreement as may be required to avoid a breach or default or any right of acceleration or cancellation thereunder as a result of the execution, delivery or performance of this Agreement; provided, however, failure of the Parties to obtain any such consent, approval or waiver shall not constitute a failure of a condition to Purchaser’s or any Seller’s obligation to proceed to close as long as the credit facility is paid off in full at Closing.
     5.11 Termination of Certain Agreements. Effective upon the Closing, the Advisory Services Agreement, the Voting Agreement and the Subscription Agreement shall be terminated and no Party shall have further rights or obligations thereunder, except for the continuation of indemnity rights as provided in Section 5.9. At the Closing, the Company and NGP shall execute and deliver the Mutual Release — NGP to one another.
     5.12 Resignation of Directors, Officers and Employees; Termination of Agreements.
     Each director, officer and employee of the Company shall resign his/her position with the Company effective at Closing and execute and deliver a Mutual Release — Individual, and all outstanding agreements between the Company and such person, including the Confidentiality and Noncompete Agreements, shall be terminated by the Company prior to Closing; provided, each such Person shall execute an Employee Confidentiality Agreement with the Company and Purchaser. At the Closing, the Company shall also execute and deliver each Mutual Release — Individual.
     5.13 Title and Environmental Defects.
(a)	Purchaser may conduct, at its sole cost, such title examination, regarding whether the Company has Defensible Title, and other examinations and investigations, as it may in its sole discretion choose to conduct with respect to the Company’s Oil and Gas Interests in order to determine whether any Title or Environmental Defects exist. Purchaser must deliver to the Company in writing on or before July 21, 2008, a written notice specifying each defect associated with the Company’s Oil and Gas Interests that it asserts causes the Company not to have Defensible Title to any of the Company’s Oil and Gas Interests (a “Title Defect”) or constitutes a breach of or inaccuracy in the representations and warranties set forth in Section 3.2.18, with the qualification therein as to knowledge being ignored (an “Environmental Defect”), a description of each such Title or Environmental Defect, the amount of the adjustment to the Base Purchase Price that it asserts based on such defect and its method of calculating such adjustment. If such notice is not timely submitted, Purchaser will be deemed to have waived its basis for a Base Purchase Price adjustment based on Section 3.2.18 and this Section 5.13, as well as waived its basis for any claim or other assertion of rights or damages based on such provisions.

(b)	Upon timely delivery of a notice under Section 5.13(a), Purchaser and Seller will in good faith negotiate the validity of the claim and the amount of any adjustment to the Base Purchase Price using the following criteria.

(i)	No single Title Defect shall be taken into account as an adjustment to the Base Purchase Price unless the value of such defect is determined to be more than $50,000 and no single Environmental Defect shall be taken into account as an adjustment to the Base Purchase Price unless the value of such defect is determined to be more than $50,000 (the “Individual Defect Threshold”).

(ii)	No adjustment will be made to the Base Purchase Price under this Section 5.13 unless the net total of all individual adjustments that exceed the Individual Defect Threshold under this Section 5.13 exceeds $1,500,000 in the aggregate and only by the amount exceeding said amount (the “Aggregate Defect Threshold”); by way of example, if the net total of all individual adjustments that exceed the Individual Defect Threshold equals $5,000,000, then an adjustment of $3,500,000 may, subject to Section 5.13(d), be made to the Base Purchase Price.

(iii)	If the requested adjustment is based on the Company owning a net revenue interest for a well, unit rights or leasehold rights less than that shown in Schedule 1.1, then a downward adjustment shall be calculated by multiplying the Allocated Value set forth for such well, unit rights or leasehold rights on Schedule 1.1 by a fraction (A) the numerator of which is an amount equal to the net revenue interest shown on Schedule 1.1 for such well, unit rights or leasehold rights less the decimal share to which the Company would be entitled as a result of its ownership interest in such well, unit rights or leasehold rights which is unaffected by such Title Defect and (B) the denominator of which is the net revenue interest shown for such well, unit rights or leasehold rights on Schedule 1.1. Any downward adjustments requested by Purchaser may be offset by upward adjustments if it is determined by Purchaser and the Company that the Company’s net revenue interest for all or part of the Oil and Gas Interests of the Company is greater than that shown on Schedule 1.1.

(iv)	If the adjustment is based on the Company owning a working interest that is larger than the working interest shown on Schedule 1.1, but without a proportionate increase in the Company’s net revenue interest, then the adjustment is calculated by determining the effective net revenue interest that results from such larger working interest, determining what the net revenue interest would be using such effective net revenue interest and the working interest shown on Schedule 1.1 and then calculating the adjustment in the manner set forth in clause (iii) preceding.

(v)	If the adjustment is based on a Lien or other monetary charge upon an Oil and Gas Interest of the Company or a liability to remediate or otherwise cure an Environmental Defect related to an Oil and Gas Interest of the Company that is liquidated in amount, then the adjustment is the amount necessary to remove such Lien or other monetary charge from or a liability to remediate or otherwise cure an Environmental Defect relating to, the affected Oil and Gas Interest of the Company.

(vi)	If the adjustment is based on an obligation, burden or liability upon the affected Oil and Gas Interest for which Purchaser’s economic detriment is not liquidated but can be estimated with reasonable certainty, then the adjustment is the amount necessary to compensate Purchaser at Closing for the adverse economic effect on the affected Oil and Gas Interest.
(c)	If the value of a Title or Environmental Defect that remains uncured by Closing and, consequently, the adjustment to the Base Purchase Price cannot be determined based on the above criteria or if the Parties cannot otherwise agree on the amount of an adjustment, then Seller shall select one of the following options to resolve the impasse:
(i)	The Base Purchase Price shall be reduced by an amount determined by a Third Party agreed to by Seller and Purchaser as being the value of such Title or Environmental Defect, taking into consideration the Allocated Value of the affected property, the portion of the affected property subject to such Title or Environmental Defect and the legal affect of such Title or Environmental Defect on the affected property;

(ii)	With respect to a Title Defect, Seller and Purchaser will enter into a separate written agreement whereby Seller will as soon as reasonably practicable after Closing, but not later than six months from the Closing Date, cure or remove such Title Defect to the reasonable satisfaction of a Third Party to be agreed on by Seller and Purchaser and the value of any such Title Defect shall be withheld from the Base Purchase Price and deposited with the Escrow Agent until the Title Defect is so cured; or

(iii)	With respect to an Environmental Defect, Seller may elect as follows: (A) exclude the affected property, in which event the affected property shall be deleted from this Agreement and treated as an Excluded Asset and the Base Purchase Price shall be reduced by an amount equal to the Allocated Value of such affected property; or (B) Seller and Purchaser will enter into a separate written agreement whereby Seller will as soon as reasonably practicable after Closing, but not later than six months from the Closing Date, cure or remove such Environmental Defect to the reasonable satisfaction of a Third Party to be agreed on by Seller and Purchaser and the value of any such Environmental Defect shall be withheld from the Base Purchase Price and deposited with the Escrow Agent until the Environmental Defect is so cured.
(d)	If the Aggregate Defect Threshold is exceeded by the net total of asserted Title and Environmental Defects which each exceeds the Individual Defect Threshold and therefore the Base Purchase Price would be decreased by adjustments made pursuant to this Section 5.13, Seller may elect in accordance with the following provision to do any of the following or a combination thereof:

(i)	The Base Purchase Price shall be reduced by an amount determined by a Third Party agreed to by Seller and Purchaser as being the value of the asserted Title and Environmental Defects, taking into consideration the Allocated Value of each affected property, the portion of each affected property subject to such Title or Environmental Defects and the legal affect of such Title or Environmental Defects on each affected property;

(ii)	With respect to a Title Defect, Seller and Purchaser will enter into a separate written agreement whereby Seller will as soon as reasonably practicable after Closing, but not later than six months from the Closing Date, cure or remove some or all of such Title to the reasonable satisfaction of a Third Party to be agreed upon by Seller and Purchaser and the value of any such Title Defect shall be withheld from the Base Purchase Price and deposited with the Escrow Agent until the Title is so cured; or

(iii)	With respect to an Environmental Defect, Seller may elect as follows: (A) exclude the affected property, in which event the affected property shall be deleted from this Agreement and treated as an Excluded Asset and the Base Purchase Price shall be reduced by an amount equal to the Allocated Value of such affected property; or (B) Seller and Purchaser will enter into a separate written agreement whereby Seller will as soon as reasonably practicable after Closing, but not later than six months from the Closing Date, cure or remove such Environmental Defect to the reasonable satisfaction of a Third Party to be agreed on by Seller and Purchaser and the value of any such Environmental Defect shall be withheld from the Base Purchase Price and deposited with the Escrow Agent until the Environmental Defect is so cured.
(e)	If the total amount of Title and/or Environmental Defects is an amount equal to 20 percent of the Base Purchase Price or more, then Seller or Purchaser may terminate this Agreement upon written notice to the other on or before July 21, 2008, and this Agreement shall be void and of no further force or effect, except for the provisions of Sections 2.2 (with respect to the Letter of Credit), 4.7 (with respect to indemnification), 5.2(b) (but only to the extent of the confidentiality and indemnification provisions), 5.6 (with respect to the confidentiality provisions) and 5.8 (regarding payment of expenses) and the Purchaser Confidentiality Agreement. Seller shall be free to immediately enjoy all rights of ownership and to sell, transfer, encumber or otherwise dispose of the Shares or any of the Company’s Oil and Gas Interests to any Person without any restriction under this Agreement. Notwithstanding the above, Purchaser may waive the Title or Environmental Defect amount over 20 percent of the Base Purchase Price and close the transaction contemplated by this Agreement in which case Seller shall have no further liability to Purchaser for any such waived Title or Environmental Defects.

(f)	The Company and Purchaser will reasonably cooperate with Seller after the Closing to cure Title and Environmental Defects that Seller has elected to cure.

(g)	Seller may request an upward adjustment to the Purchase Price by notifying Purchaser of any net revenue interest in any of the Company’s Oil and Gas Interests that is greater than that shown on Schedule 1.1 for such Ownership Interest (each, an “Interest Addition”), provided such adjustment is requested on or before the date set forth in Section 5.13(a). Any such notice shall set forth Seller’s basis for the assertion of such Interest Addition and Seller’s proposed adjustment to the Purchase Price on account thereof. Anything herein to the contrary notwithstanding: (i) Seller may not assert any Interest Addition after the date set forth in Section 5.13(a), (ii) this Section 5.13 sets forth Seller’s sole remedy for Interest Additions, (iii) any Interest Additions shall be subject to the same thresholds and limitations as Title Defects as set forth in this Section 5.13, and (iv) the Purchase Price may only be adjusted for one or more Interest Additions to the extent the cumulative amount of upward adjustments to the Purchase Price on account thereof is less than or equal to the cumulative amount of downward adjustments to the Purchase Price on account of Title Defects. Upon timely delivery of a notice by Seller of an Interest Addition, Purchaser and Seller shall meet and use commercially reasonable efforts to agree on the validity thereof and the amount of any required adjustment to the Purchase Price. If, within 10 days after the date set forth in Section 5.13(a), Purchaser and Seller have not agreed on the validity of one or more Interest Additions asserted in accordance with this Section 5.13(g) or on the amount of an adjustment to the Purchase Price on account thereof, with respect to each such Interest Addition, Seller may proceed in accordance with Section 5.13(b).
     5.14 Additional Adjustments to Base Purchase Price. The Base Purchase Price will be adjusted (without duplication):
(a)	downward by an amount equal to any dividend or distribution with respect to the Company’s capital stock (whether in cash or in kind), or payment in redemption, repurchase, or acquisition of any Company capital stock between January 1, 2008 and the Closing Date, except for a dividend consisting of the Excluded Assets;

(b)	downward by the aggregate amount of bonuses or other compensation outside the ordinary course of business (and related Taxes) of any kind paid by the Company during the period beginning on January 1, 2008, and ending on the Closing Date or payable or accrued by the Company as of the Closing Date (excluding bonuses in the aggregate amount of $1,000,000 as set forth in the Disclosure Schedule pursuant to Section 3.2.12 and 3.2.13(d)) (to the extent not otherwise reflected in other adjustments to the Base Purchase Price);

(c)	(i) in the event that the amount of the Closing Adjustments exceeds $1,700,000, downward by the amount of such excess, or (ii) in the event that the amount of the Closing Adjustments is less than $1,700,000, upward by the amount of such deficit; and

(d)	downward by the amount, if any, of any Taxes or other liabilities incurred by the Company related to the transfer of the Excluded Assets pursuant to Section 2.3.

     5.15 Purchase Price Calculation. No later than five business days before Closing, the Company will deliver to Purchaser a statement (the “Closing Statement”) including an estimated Closing Date balance sheet of the Company prepared in accordance with GAAP consistently applied by the Company and consistent with the Company Financial Statements, and setting forth the Base Purchase Price as adjusted pursuant to Sections 5.13 and 5.14. Any adjustments under Sections 5.13 and 5.14 shall be allocated pro rata between cash consideration and Membership Interests based on the Base Purchase Price.
     5.16 Release of Claims. As of the Closing:
(a)	Seller hereby agrees to forever waive, release and discharge and not to assert any and all rights Seller may have pursuant to any applicable law or otherwise to make a claim against or otherwise demand or receive payment from (i) the Company arising out of or with respect to the untruth, inaccuracy or breach of any representation or warranty of the Company set forth in this Agreement or the breach by the Company of any covenant or agreement of the Company set forth in this Agreement or (ii) the Company or any officer, director, employee, controlling stockholder, advisor or agent of the Company arising out of or with respect to any act or omission of any such Person in such Person’s role as an officer, director, employee, controlling stockholder, advisor or agent of the Company, other than (A) liability for obligations for wages and benefits for periods prior to the Closing (other than any reimbursements of employee expenses incurred in the ordinary course of business) and (B) as provided in Section 5.9.

(b)	Seller does hereby forever waive, release and discharge the Company and each officer, director, employee, controlling stockholder, advisor and agent of the Company from any and all losses that relate to or arise out of any dealings, relationships or transactions, prior to the Closing, by and between Seller and the Company and/or any of the other released Persons, whether arising under contract, at law or in equity, that Seller ever had, now has or hereafter can, shall or may have, whether or not now known, other than (i) liability for obligations for wages and benefits for periods prior to the Closing and (ii) as provided in Section 5.7.

(c)	Seller understands and agrees that, pursuant to this Section 5.16, Seller expressly waives all claims (other than those expressly reserved as set forth in this Section 5.16), even those that Seller may not know or suspect to exist, which if known may have materially affected the decision to provide this release, and Seller waives any rights under applicable law that provide to the contrary.
     5.17 Company Employees. Purchaser shall, or shall cause the Company to, fulfill the coverage continuation obligations described in section 4980B of the Code and section 601 of ERISA for a period of 18 months following the Closing for all of the employees of the Company at the Closing Date (regardless of whether section 4980B of the Code or section 601 of ERISA actually applies to the Company); provided, that Purchaser and the Company are not required to bear the cost of such coverage but may charge such employees reasonable premiums with respect to such coverage. The provisions of this Section 5.17 are intended to be for the benefit of, and shall be enforceable by, the parties hereto and the employees of the Company covered by the Company Employee Benefit Plans at the Closing Date and their respective heirs and representatives.
     5.18 Brokers. Seller shall pay any brokerage, finders’ or other fee or compensation disclosed pursuant under Section 3.2.21.
     5.19 Name. Within 120 days after the Closing, Purchaser shall cause the Company’s certificate of formation to be amended so that the name of the Company is changed to a name that does not include the word “Primary” and shall cause the appropriate filings on account of such name change to be made in each jurisdiction in which the Company is qualified to do business. To the extent required, Purchaser shall cause the Company to consent to the use of an entity name containing the words “Primary Natural Resources” by an entity in which G. R. Talley is an equity owner.
ARTICLE 6
CONDITIONS
     6.1 Conditions to Each Party’s Obligation to Proceed with Closing. The respective obligations of each Party to proceed with Closing shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions:
(a)	Approvals. All filings required to be made prior to the Closing with, and all consents, approvals, permits and authorizations required to be obtained prior to the Closing from, any Governmental Authority or other person in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Parties shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, permits and authorizations would not reasonably be expected to result in an adverse effect on the Company or Purchaser, as the case may be, in excess of $2,500,000 or to materially adversely affect the consummation of the transaction contemplated by this Agreement.

(b)	No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transaction contemplated by this Agreement shall be in effect; provided, however, that prior to invoking this condition, each Party shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated, and, if necessary, the Closing shall be delayed for up to 30 days while such efforts are taking place.

(c)	Termination of Bank Credit Agreement. Purchaser and Seller shall have made arrangements with the lender under the Bank Credit Agreement so that concurrently with the Closing (i) all outstanding letters of credit issued under the Bank Credit Agreement are terminated (whether pursuant to replacement with letters of credit issued pursuant to Purchaser’s credit agreement or otherwise), (ii) Purchaser pays in full the outstanding principal, interest, fees and expenses due on loans outstanding under the Bank Credit Agreement, and (iii) all security interests and Liens held by the agent or lender under the Bank Credit Agreement are released and terminated.
     6.2 Conditions to Obligations of Purchaser. The obligation of Purchaser to proceed with Closing are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Purchaser:
(a)	Representations and Warranties. The representations and warranties of Seller set forth in Article 3 shall be true and correct in all respects as of the Closing Date as though made on and as of that time (except that any such representations and warranties which expressly relate only to an earlier date shall be true and correct on the Closing Date as of such earlier date), and Purchaser shall have received a certificate signed by a Responsible Officer of Seller to such effect; provided, however, that the condition set forth in this Section 6.2(a) shall not be applicable to the representation and warranty regarding Environmental Matters in Section 3.2.18 (which representation and warranty is addressed in Section 5.12); and provided further, for purposes of determining satisfaction of the condition stated in this Section 6.2(a), any knowledge qualifier and any Material Adverse Effect or other materiality qualifiers in the relevant representations and warranties shall be ignored; provided, however, such condition shall be satisfied unless the failure of such representations and warranties to be true and correct shall have an adverse effect in excess of $2,500,000 in the aggregate.

(b)	Performance of Covenants and Agreements by the Company and Seller. The Company and Seller shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed by a Responsible Officer of Seller to such effect.

(c)	Certificate of Nonforeign Status. Seller shall have delivered to Purchaser an executed certificate of nonforeign status meeting the requirements of Section 1445(b)(2) of the Code.
     6.3 Conditions to Obligations of Seller. The obligation of Seller to proceed with Closing is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Seller:
(a)	Representations and Warranties. The representations and warranties of Purchaser set forth in Article 4 shall be true and correct in all respects as of the Closing Date as though made on and as of that time (except that any such representations and warranties which expressly relate only to an earlier date shall be true and correct on the Closing Date as of such earlier date), and Seller shall have received a certificate signed by a Responsible Officer of Purchaser to such effect; and provided further, for purposes of determining satisfaction of the condition stated in this Section 6.3(a), any knowledge qualifier and any Material Adverse Effect or other materiality qualifiers in the relevant representations and warranties shall be ignored; provided, however, such condition shall be satisfied unless the failure of such representations and warranties to be true and correct shall have an adverse effect in excess of $2,500,000 in the aggregate.

(b)	Performance of Covenants and Agreements by Purchaser. Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Seller shall have received a certificate signed by a Responsible Officer of Purchaser to such effect.
ARTICLE 7
TERMINATION
     7.1 Termination Rights. This Agreement may be terminated at any time prior to the Closing:
(a)	By mutual written agreement of Purchaser and Seller;

(b)	By either Seller or Purchaser if (i) the Closing has not occurred by September 1, 2008 (provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any Party whose breach of any representation or warranty or failure to perform any covenant or agreement under this Agreement (which, in the case of Seller, shall include breach or failure by the Company) has been the cause of or resulted in the failure of Closing to occur on or before such date); or (ii) any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting Closing and such order, decree, ruling or other action shall have become final and nonappealable (provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party until such Party has used all reasonable efforts to remove such injunction, order or decree and such efforts may continue up to 30 days after the Closing Date);

(c)	By Purchaser if (i) Seller has failed to comply in any material respect with any of Seller’s covenants or agreements contained in this Agreement and such failure has not been, or cannot be, cured by the earlier of (x) 10 business days after notice and demand for cure thereof or (y) Closing, (ii) the adjustments to the Base Purchase Price on account of Title and Environmental Defects exceed an amount equal to $30,000,000 and Purchaser has not waived the amounts in excess of such amount pursuant to Section 5.13(e), or (iii) Purchaser has received notice from Seller that the condition to Purchaser’s obligations set forth in Section 6.2(a) or 6.2(b) has not been satisfied; or

(d)	By Seller if (i) Purchaser has failed to comply in any material respect with any of its respective covenants or agreements contained in this Agreement, and such breach or failure has not been, or cannot be, cured by the earlier of (x) 10 business days after notice and demand for cure thereof or (y) Closing, (ii) the adjustments to the Base Purchase Price on account of Title and Environmental Defects exceed an amount equal to $30,000,000 and Purchaser has not waived the amounts in excess of such amount pursuant to Section 5.13(e), or (iii) Seller has received notice from Purchaser that the condition to Seller’s obligations set forth in Section 6.3(a) or 6.3(b) has not been satisfied.

(e)	Notwithstanding anything to the contrary in this Agreement, by Purchaser on or before the end of the Diligence Period if Purchaser reasonably determines from the results of its due diligence review that (i) any one or more of the representations and warranties made in Sections 3.2.5, 3.2.7, 3.2.10, 3.2.15, 3.2.23, 3.2.24, 3.2.25 and 3.2.35, ignoring any knowledge, Material Adverse Effect or other materiality qualifiers therein, are untrue or inaccurate, or (ii) it is not satisfied (w) amounts associated with the volumes set forth in Section 3.2.23 of the Disclosure Schedule are not payable until depletion of the relevant units, (x) that the Company’s current net operating loss carry-forward is at least $18,000,000 and the Company’s adjusted basis in its assets is at least $67,000,000, or (y) that the aggregate present value of the Company’s Payout Balances is immaterial, or (z) with the terms and conditions of the Material Agreements listed on Part I of the Disclosure Schedule to Section 3.2.7.
     7.2 Effect of Termination. If this Agreement is terminated by either Seller or Purchaser pursuant to the provisions of Section 7.1, this Agreement shall forthwith become void without liability to any Party to this Agreement except for, and there shall be no further obligation on the part of any Party or its respective Affiliates except pursuant to, the provisions of Sections 2.2 (with respect to the Letter of Credit), 4.7 (with respect to the indemnification provisions contained therein), 5.2(b) (but only to the extent of the confidentiality and indemnification provisions contained therein), 5.5 (with respect to the confidentiality provisions contained therein) and 5.7 (regarding payment of expenses) and the Purchaser Confidentiality Agreement (which shall continue pursuant to their terms); provided, however, that, subject to the liquidated damages provisions of Section 2.2, a termination of this Agreement shall not relieve any Party from any liability for damages incurred as a result of a breach by such Party of its covenants, agreements or other obligations hereunder occurring prior to such termination; and provided further, in no event will any Party be liable to any other Party for incidental, consequential, exemplary, punitive or special damages of any kind or for lost or imputed profits. Upon such termination, Seller shall be free to immediately enjoy all rights of ownership and to sell, transfer, encumber or otherwise dispose of the Shares or any of the Company’s Oil and Gas Interests to any other Person without any restriction under this Agreement.
ARTICLE 8
MISCELLANEOUS
     8.1 Non-Survival of Representations and Warranties. None of the representations or warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing. The representations and warranties contained herein are to serve only as a basis for a Party to assert, under Article 6 that the conditions to closing have not been met. Accordingly, after Closing, no Party shall have any liability to any other Party based on any representation or warranty made herein or in any instrument delivered pursuant to this Agreement.

     8.2 Amendment. This Agreement may not be amended except by a written instrument signed on behalf of each of the Parties.
     8.3 Notices. Any notice or other communication required or permitted hereunder shall be in writing and either delivered personally, by facsimile transmission or by registered or certified mail (postage prepaid and return receipt requested) and shall be deemed given when received (or, if mailed, five business days after the date of mailing) at the following addresses or facsimile transmission numbers (or at such other address or facsimile transmission number for a Party as shall be specified by like notice):
     (a)     If to Purchaser:
Resolute Natural Resources Company
1675 Broadway St.
Denver, Colorado 80202
Attn: Jim Piccone
Fax: (303) 623-3628
with a copy to:
Resolute Natural Resources Company
103 Carnegie Center, Suite 310
Princeton, New Jersey 08540
Attn: Rick Betz
Fax: (609) 750-9175
     (b)     If to Seller or the Company:
Primary Natural Resources Holdings, LLC
Attn: President
7134 S. Yale, Suite 430
Tulsa, Oklahoma 74136
Fax: (918) 488-1011
with copies (which shall not constitute notice) to:
Conner & Winters, LLP
Attn: Robert A. Curry
4000 One Williams Center
Tulsa, Oklahoma 74172-0148
Fax: (918) 586-8625
and
Natural Gas Partners
Attn: Christopher Ray
125 E. John Carpenter Fwy., Suite 600

Irving, Texas 75062
Fax: (972) 432-1441
     8.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.
     8.5 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
     8.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Purchaser Confidentiality Agreement and the documents and instruments delivered by the Parties in connection with this Agreement): (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) except as provided in Section 5.2 or 5.8, is solely for the benefit of the Parties and their respective successors, legal representatives and assigns and does not confer on any other person any rights or remedies hereunder. No Party is entering into this Agreement on a basis of any promises or representations other than those appearing within the four corners of this Agreement.
     8.7 Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except in the case of matters under this Agreement related to title of property which shall be governed by the laws of the State of Wyoming or Oklahoma, as applicable.
     8.8 No Remedy in Certain Circumstances. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate pursuant to Article 7. Except as otherwise contemplated by this Agreement, to the extent that a Party took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent Governmental Authority, such Party shall not incur any liability or obligation unless such Party breached its obligations under Section 5.5 or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

     8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, except that Purchaser may assign, in its sole discretion, its rights, interests and obligations hereunder to any wholly-owned subsidiary, provided that Purchaser shall notify Seller of any such assignment and remain responsible for all of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
     8.10 Waivers. At any time prior to the Closing, the Parties may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant, and (c) waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.
     8.11 Purchaser Confidentiality Agreement. The Purchaser Confidentiality Agreement is hereby incorporated herein by reference and shall constitute a part of this Agreement for all purposes and shall remain in full force and effect following the execution of this Agreement until terminated in accordance with its terms. Any and all information received by Purchaser pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Purchaser Confidentiality Agreement.
     8.12 Incorporation. Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.
     8.13 Cooperation After Closing. Each Party shall, at any time and from time to time after Closing, execute, acknowledge (where appropriate) and deliver such further instruments and documents and take such other action as may be reasonably requested by another Party in order to carry out the intent and purpose of this Agreement. Seller agrees that, upon receipt after Closing of checks, mail or other property or documents which are the property of the Company, Seller will promptly forward such items to the Company at Purchaser’s address as set forth in Section 8.3.
     8.14 Mutual Release.
(a)	Subject to the occurrence of the Closing and as of the Closing Date, Purchaser and the Company release and forever discharge Seller and its Affiliates and the shareholders, director, officers, agents, controlling persons, representatives, advisors and employees of Seller and its Affiliates, and their respective heirs, executors, administrators, successors and assigns, from any and all actions, causes of action, suits, debts, claims and demands of the Company or Purchaser, or their Affiliates, related to the Company (except for rights or obligations arising under this Agreement) that arise out of acts, events, conditions or omissions occurring or existing at any time prior to and including the Closing Date. Notwithstanding the foregoing, the release shall not apply to any breach of Section 3.1 until six months after the Closing Date.

(b)	Subject to the occurrence of the Closing and as of the Closing Date, Seller releases and forever discharges Purchaser and the Company from any and all actions, causes of action, suits, debts, claims and demands of Seller or its Affiliates related to the Company (except for rights or obligations arising under this Agreement) that arise out of acts, events, conditions or omissions occurring or existing at any time prior to and including the Closing Date. Notwithstanding the foregoing, this release shall not apply to any breach of Article 4 until six months after the Closing Date.
     8.15 Fair Construction. This Agreement shall be deemed to be the joint work product of Purchaser and Seller without regard to the identity of the draftsperson, and any rule of construction that a document shall be interpreted or construed against the drafting Party shall not be applicable.
[The remainder of this page is intentionally blank.]

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives, as of the date first written above.

“Seller”		“Purchaser”

PRIMARY NATURAL RESOURCES		RESOLUTE HOLDINGS, LLC
HOLDINGS, LLC

By:	/s/ David W. House Name: DAVID W. HOUSE	By:	/s/ James M. Piccone Name: JAMES M. PICCONE
	Title: PRESIDENT		Title: PRESIDENT

“Company”

PRIMARY NATURAL RESOURCES, INC.

By:	/s/ David W. House Name: DAVID W. HOUSE
Title: PRESIDENT
SIGNATURE PAGE

OMITTED SCHEDULES
     The portions identified below in the following schedules have been omitted from the Stock Purchase Agreement filed as Exhibit 2.4 to this Registration Statement on Form S-4 (File No. [___]):
•	Disclosure Schedule

•	Schedule 1.1 — Ownership Interests (including Allocated Values)

•	Schedule 2.2 — Excluded Assets

•	Exhibit A — Form of Confidentiality Agreement

•	Exhibit B — Form of Mutual Release — Individual

•	Exhibit C — Form of Mutual Release — NGP
     Resolute Energy Corporation agrees to furnish supplementally a copy of any omitted schedule to the Security and Exchange Commission upon request.